FILED BY AVANT! CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, AVANT! CORPORATION DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934. SUBJECT CORPORATION: AVANT! CORPORATION, FILE NO. 000-19807

Forward Looking Statements

The transcript below contains forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements regarding the expected date of closing of the proposed merger with Synopsys, Inc.; future financial and operating results; and timing and benefits of the proposed merger. These statements are based on Avant!’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include the successful closing of the proposed merger; changes in Avant!’s business; litigation relating to the transaction or Avant!’s business, including the outcome of litigation between Avant! and Cadence Design Systems, Inc.; the successful integration of Avant! into Synopsys’ business subsequent to the closing of the proposed merger; timely development, production and acceptance of products and services contemplated by the merged company after completion of the proposed merger; increasing competition in the market for design implementation or design verification software; the ability to retain key management and technical personnel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Avant!’s report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 14, 2001 (pp. 21-27). Avant! is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, Synopsys and Avant! have filed a preliminary joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT MATERIALS FILED BY AVANT! OR SYNOPSYS WITH THE SEC, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus (when it becomes available) and other relevant materials filed by Synopsys and Avant! with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Synopsys by accessing Synopsys’ website at www.synopsys.com or by directing a request by mail or telephone to 700 E. Middlefield Road, Mountain View, CA 94043, Attention: Company Secretary, (650) 584-5000. Investors and security holders may obtain free copies of the documents filed with the SEC by Avant! by accessing Avant!’s website at www.avanticorp.com or by directing a request by mail or telephone to 4671 Bayside Parkway, Fremont, CA 94538, Attention: Company Secretary, (510) 413-8000.

Synopsys, Avant!, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Synopsys stockholders, or the Avant! stockholders, as the case may be, in connection with the proposed merger, is set forth in the preliminary joint proxy statement/prospectus filed with the SEC and will also be set forth in the definitive joint proxy statement/prospectus when it becomes available.

On January 24, 2002, Avant! hosted a conference call relating to Avant!’s fourth quarter and fiscal year 2001 in which the proposed merger transaction between Synopsys and Avant! was discussed. The communication filed herewith is a transcript of that call.

Avant! Corporation’s Fourth Quarter 2001 Earnings conference call.

Paul Lo:

Thank you. Good afternoon. Investors and analysts, I would like to welcome you to Avant!’s fourth quarter 2001 earnings conference call. This is Paul Lo, President of Avant!. Also with me are some members of the Avant! management team, Howard Ko, Clayton Parker, Viraj Patel, Scott Spangenberg and Dennis Heller.

Today we will discuss the highlights of our fourth quarter. We’ll talk about our strategic vision, including our merger with Synopsys, and will review our business outlook for you. Following that we will answer questions.

I will now turn it over for a moment to Dennis who will review the Safe Harbor Language.

Dennis Heller: Thank you, Paul.

By now many of you have received Avant!’s press release providing the details of our fourth quarter 2001 financial results. If you haven’t, you can call area code 510-413-7141, and we’ll fax it to you right away.

This announcement may contain forward-looking statements that involve risks and uncertainties. The statements made during this announcement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended including statements regarding Avant!’s expectations, beliefs, intentions or strategies regarding the future.

Avant!’s actual results could differ materially from the results described in such statements. Factors that could cause or contribute to such differences include but aren’t limited to those discussed in the press release issued earlier today.

In addition to any risk factors that may be highlighted during this conference call, listeners should also review Avant!’s most recent 10K, 10Q, and 8K reports on file with the Securities and Exchange Commission as well as the materials filed with the SEC regarding the proposed merger between Avant! and Synopsys.

In connection with the proposed merger, Synopsys and Avant! have filed a preliminary joint proxy statement/prospectus with the SEC. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by Avant! or Synopsys with the SEC because they contain or will contain important information.

Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus when it becomes available and other relevant materials filed by Synopsys an Avant! with the SEC at the SEC’s Web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Synopsys by accessing Synopsys’ Web site at www.synopsys.com or by directing a request by mail or telephone to 700 East Middlefield Road, Mountain View, California, 94043, attention: company secretary, phone number 650-584-5000.

Investors and security holders may obtain free copies of the documents filed with the SEC by Avant! by accessing Avant!’s Web site www.avanticorp.com or by directing a request by mail or telephone to 46871 Bayside Parkway, Fremont, California 94538, attention: company secretary, phone number 510-413-8000.

Avant!, Synopsys and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from the respective stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synopsys stockholders or Avant! stockholders, as the case may be, in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus filed with the SEC and will also be set forth in the definitive joint proxy statement/prospectus when it becomes available.

I’d also like to note that all references to earnings and earnings per share will be on a pro forma diluted basis excluding equity investment gains and losses, merger-related and in-process R&D expenses, litigation settlement expenses and a leasehold write-off unless otherwise indicated. A reconciliation of pro forma and GAAP results is included in the press release that we issued earlier today.

Now it’s my pleasure to turn the call back over to Paul.

Paul Lo:

Thank you, Dennis.

For Q4 2001 we are pleased to report record revenue of $106 million. This represents a 15% increase from Q4 2000.

Q4 pro forma earnings per share is 72 cents. That is a 53% increase over Q4 2000 pro forma earnings per share.

For the year our revenue totaled $399 million, an 11% increase over our 2000 results.

Pro forma earnings per share for the year was $2.36, which is a 33% increase over the $1.77, which we recorded last year.

I don’t have to tell any of you how challenging these times are in this industry and really all industries. So we take particular pride in the performance and the commitment of our people at Avant!.

As you all realize, we are entering a new and exciting chapter in Avant!’s history with our merger with Synopsys. And we enter this merger on a high note. This is a 32nd consecutive quarter and the eighth full year of increasing revenue for Avant!. This is an impressive financial result by any standard.

We have continued to innovate and improve efficiency of the company. In just ten years we have accomplished a lot at Avant!. But all of us are excited about joining with Synopsys and about even greater things ahead.

We all believe this merger is not just what is called a win-win situation. It is a win-win-win-win situation.

First, for our customers this is a natural win. It brings together the best front end and the best back end design tools in one organization. For years our customers have encouraged Avant! and Synopsys to work together closely to provide better solutions.

The proposed merger is intended to integrate our strengths and Synopsys’ strengths. This means better products and better overall design solutions, better delivery and better support for our customers. Everyone in high tech loves to talk about total solutions. Now we have the real thing. Last quarter we conducted an informal poll of our customer base. We invited them to comment on the merger. Customer feedback was extremely positive.

This is also a win for our employees. These two companies share common values in our dedication to technological innovation and to the talented people who make innovation possible. Last summer I told you that we’re committed to retaining our best people. Well our commitment is paying off. Our top people are excited about the opportunity provided by this merger. The best always want to work with the best. At the end of the day, our technology is the result of our people. And our technology is the reason we’ve had such strong customer loyalty.

All of you have told us this will be a win for shareholders. The merger combines two companies with very strong financial performances. It combines the two innovation leaders in our industry. Together we can do more and do better for our customers. And it provides more opportunities for efficiency.

It’s a win for our customers. It’s a win for our employees. It’s a win for shareholders. And finally, it’s a win for our industry.

EDA is lynchpin in the high tech business. This is the foundation on which virtually all electronics products are built, products for consumers and for businesses all over the world. So when two innovators combine strengths, it promises even more exciting developments. It promises more exciting new ideas coming to market ever faster. It promises more competition in our industry. It promises that this industry can attract the very best technology people.

We know from our conversations with all of you that you agree on those strengths. In fact, the only question we get is, how soon will this deal be finalized? The answer is as soon as possible. We’re working our way through the approval process of both the SEC and the FTC right now. When we announced the merger agreement, we said that we expected the deal to close sometime between March and June 2002. We believe that we are on schedule.

Now let me get back to the main reason for this call, to talk about our continuing success at Avant!.

In the fourth quarter we continued improving our cash position. It’s a challenging economy. So we’ve continued to keep our expense under tight control. We have continued to realize the efficiencies of our globalization effort in R&D and support areas. We have maintained low expenditures in discretionary items including advertising, travel, and outside consulting.

Of course, the point is not just cutting back. It is about balancing efficiency with market effectiveness. We have achieved these results while maintaining our real strengths. We have continued to invest in product development. The percentage of revenue committed to R&D remains above 20%.

Our strategic vision is clear. We want our customers to have the ability to design a complete system on an individual chip. Our goal is a single pass through an easy to use, highly effective design flow. That vision hasn’t changed. And we are closer to achieving it than ever before.

Our merger with Synopsys is consistent with this vision. It allows an even larger portion of the overall chip design flow to be completed using the SinglePass concept. Nearly all of our customers are already using Synopsys products in their design flow. As I said earlier, this is a natural win for our customers.

As you know, we’re the leader in the SinglePass flow for IC design. Our key strengths are in the three main categories, design creation, analysis and verification. Let’s start with Astro.

In October we talked about the release of Astro, our next generation place and route timing closure and signal integrity solution. In Q4 we exceeded our own internal goals for Astro. There are now eight customers using Astro in their production design flows. And about 30 other customers are now in the process of integrating Astro into their design flow. We expect seven tape outs with Astro in Q1 of 2002.

In Q4 Flextronics Semiconductor selected Astro as their physical design implementation solution. Flextronics believes that Astro’s concurrent optimization of timing, logic, signal integrity and clocks will provide them with the best solution for design closure. Flextronics has come to rely on Avant! to provide technology leadership. And we are very happy and proud that they have selected Astro.

In Q4 Paion Company adopted Astro for physical optimization and implementation of its multimillion gate SoC designs. Paion selected Astro for its superior results in design speed, turn-around time and memory usage.

Integrated Semiconductor Supply Solutions also selected Astro after a thorough performance evaluation. IS3 chose Astro for its superior design speed, clock design and routing. Astro will help IS3 tackle the design challenges of large SoC chips and still meet their customers’ aggressive delivery schedules.

Astro’s fastest run time, larger design size handling and better timing results continue to be confirmed in many customers’ evaluations. We expect Astro to be King-of-the-hill.

Next I’d like to talk about Jupiter and Columbia. The age of hierarchical designs which integrate reusable IP has arrived. In fact, Dataquest estimates that, by 2003, 66% of all chip designs will be SoC chips with some reused IP blocks. Two of our products, Jupiter and Columbia, are essential for those design styles and are poised to capitalize on this trend.

Jupiter, our hierarchical design planning product, has strong market momentum. Orders of Jupiter were 73% higher in Q4 than that of Q4 of 2000.

Columbia, our hierarchical chip assembly router, gained new customers in Q4 including significant wins in the high-speed communications IC market. Customers tell us that Columbia is the only product in this space that has all the elements necessary to complete chip assembly on the most complex chips. The first chip using Columbia was taped out in Q4. Needless to say, we are pleased with the results.

Another of our key products is Star-RCXT, our RC extraction product. RCXT follows our extremely successful Star-RC product. Dataquest has recognized Star-RC and RCXT as the number one extraction product line for the third consecutive year. Because of its superior performance, Star-RCXT has won over many of the largest customers in the industry. And we are poised to continue our leadership in this category.

For .13 micron we see an ever, even greater demand for Star-RCXT. In particular, copper interconnect is introducing new density related effects which must be accurately modeled for successful design. Our foundry partners have told us that Star-RCXT is the only solution that properly models those physical effects today. As a result, Star-RCXT is being designed into .13 micron flows today. In Q4 we received substantial orders for Star-RCXT from three major semiconductor companies.

And now let me talk about mask synthesis. As we said last quarter, we are also the leader in mask synthesis, which is primarily optical proximity correction or OPC. Dataquest expects this market to grow at 47% per year through 2004.

Customers evaluate OPC solutions using actual manufacturing yield test because better yields translate directly into real money. Since the middle of 2000 we have won every competitive engagement in which the customer actually completed a yield test prior to purchasing. As a result, our OPC solution is in production at four of the world’s top five foundries.

In Q4 we received OPC purchase orders from three of the world’s top foundries. One large Japanese customer purchased our solution to replace a competitor on which it has already spent a great deal of time and money.

Next is physical analysis. As we enter the .13 micron era, tough new design issues come up. These include the electromigration on signal lines, power rail integrity and crosstalk. Design tools which manage these issues are no longer optional.

In addition, it is no longer competitive to simply detect the existence of a problem at the end of the design process. Instead, the design problems must be corrected and avoided during the design creation. For this reason we believe that our strong position in physical implementations will enable us to capitalize on the market for physical analysis.

In its recent report Dataquest recognized Avant! as the leader in physical analysis products, a market that grew by 48% in 2000. Mars-Rail and Mars-Xtalk are market leaders but we’ve kept our focus on rapid technology innovation. And we’ve already produced follow-up products for these two leaders, Astro-Rail and Astro-Xtalk, our newest physical analysis product; handle the most advanced ultra deep submicron technologies. Our product line in this area is the result of several years of R&D investment. And we will continue that investment.

Finally, we’re also pleased to announce that we have successfully launched Venus, our new physical verification product. Customers are impressed with the test results of Venus. And as a result, we have made it officially available. In particular, customers have told us that the combination of Venus’ multithreading and distributed processing on multiple, low cost Linux machines greatly enhances both its performance and cost effectiveness.

In addition, our unique striping algorithms have made Venus much easier to use for large ASIC designs than Hercules. We are excited about this product and its potential as feature sizes get smaller and designs get more complex.

In Q4 we announced significant customer endorsements based on these great products. These companies include Flextronics, Paion, SiberCore, Oki Semiconductor, Legerity, Tower Semiconductor, VIA Technologies, Integrated Semiconductor Solutions and Corrent Corporation.

This quarterly call is special for the people of Avant!. We expect this to be one of our last such calls before our merger with Synopsys. We’re all proud of what we have achieved here at Avant!. With this pride, we are all continuing to work to provide the best service and the most advanced products. And we will keep at it every day. We all look forward to joining Synopsys with great anticipation.

I will now turn it over to Dennis who will review the financial highlights of Q4.

Dennis Heller:

Thank you, Paul.

I’ll begin by reviewing our financial results for the quarter. Following that we’ll answer any questions that you might have.

Once again, references to earnings and earnings per share will be on a pro forma, diluted basis unless otherwise indicated.

As you’ve just heard from Paul, we’re proud to announce another quarter of increasing financial performance for Avant!, 8 years built on 32 consecutive quarters of growth literally through thick and thin. You know that’s a unique achievement in the EDA industry. And in these times it’s unique in any industry. It underscores the true strength of Avant!. This performance is the result of the hard work, the commitment and the belief of the people we work with here at Avant!.

Fourth quarter revenues totaled $106 million. That’s a 15% increases over the fourth quarter of 2000.

Net income for the quarter was a record $28 million or 72 cents per share. This is 48% increase in net income and a 53% increase in earnings per share over Q4 of last year.

On a sequential basis net income was 15% higher than the third quarter of 2001. Average diluted shares for the quarter were 39 million versus 40 million in the fourth quarter of last year.

Reported net income for the fourth quarter includes a $2-1/2 million unrealized gain on a venture capital investment.

Revenue was solid for us again. And now I’ll talk about our costs and expense areas.

Cost of sales totaled $7 million or approximately 7% of revenue, which is about the same percentage of fourth quarter of last year.

Sales and marketing expense for Q4 were $23 million or 21% of total revenue versus 28.5% for the same quarter a year ago. This reduction is due to lower bad debt expenses, lower advertising expenses and lower discretionary spending including travel and outside consulting.

R&D expense was $22 million for the quarter or 20% of sales versus $22 million or 24% of sales for the fourth quarter of 2000. The percentage decrease in year-over-year R&D expense is the result of our globalization efforts.

G&A expense were $11 million in the fourth quarter or 11% of revenues as compared with $11.5 million in the prior year’s fourth quarter. And that was 12% of sales for the fourth quarter of that year. Percentage-wise, this is about the same.

Income from operations was $43 million or 41% of total revenues for the fourth quarter of 2001. And this compares with 29% in last year’s fourth quarter. The increase in operating income percentage is a direct result of our increased revenue, our aggressive cost reduction, and our globalization efforts.

Interest and other income net is $1.2 million or about 1% of overall revenue for Q4 of 2001. This compares to $3.6 million in Q4 of 2000. And this reduction results primarily from lower interest income related to lower cash balances and lower interest rates in Q4 of 2001 as opposed to 2000.

Pretax income was a record $45 million or 42% of revenue for the quarter. Reported pretax income for the fourth quarter was $47 million, which includes a two and a half million unrealized gain on a venture capital investment. Our effective tax rate for the quarter was 37-1/2%. And this is the same as it was a year ago in the fourth quarter.

Depreciation and amortization totaled $7 million for the quarter. And capital expenditures were about $2 million for Q4 of 2001.

Cash and short-term investments stood at $151 million at the end of the quarter. And this includes $5 million of restricted cash. The per share amount including the restricted cash is $3.95 per share as of the end of the quarter.

As a result of our continuing strong cash collections, the days sales outstanding for the fourth quarter were 41 days as compared with 74 days for Q4 of last year. This DSO figure excludes receivables from MainGate’s customers. We acquired MainGate at the very end of 2001. Our DSO figure was achieved without any factoring or financing of receivables.

So in summary, the strategic vision that Paul discussed earlier, which is based on our commitment to customers, technology, and people are yielding both top line and bottom line growth. Our operating profile continues to include substantial R&D investment and aggressive expense management. Overall we’re very pleased with the financial performance of Avant! during Q4, and we hope that you are too.

Now I’ll turn it back over to Paul.

Paul Lo:

Thank you, Dennis.

In summary then, our Q4 revenue was $106 million. 2001 revenue was $399 million. Pro forma earnings per share for Q4 was 72 cents and $2.37 for the year.

Let’s look ahead to Q1. We expect to grow both our total revenue and pro forma earnings per share. Thank you. And now we’ll open for questions.

Your first question comes from Jennifer Jordan of Wells Fargo.

Jennifer Jordan: Yes, good afternoon, gentlemen, and congratulations on what is a very excellent quarter here. I was quickly wondering if you could review for me first what is your total of tax loss carry forwards and/or the status of the decision about tax loss carry forwards as it relates to the restitution you had to pay for Cadence? And after that I have follow-up.

Scott Spangenberg: Hi, Jennifer, this is Scott. Regarding the tax situation, it’s the same as we’ve reported before. Let me just recap.

We had a restitution of $195 million that we have not taken any financial statement benefit for. Our situation has not changed. Based on advice for both our outside counsel and attorneys, we do plan on taking that in our actual tax return when we file it for the year. But again, we haven’t taken any benefit in our financial statements.

Jennifer Jordan: Okay. What’s the ratio that you can take related to your — and how many years does it go forward, that kind of thing? Can you apply any of it backwards and have you when you go to pay your taxes?

Scott Spangenberg: Yeah there’s a provision to carry back as well as to carry forward. And also, as we said in the last conference call, our quarterly estimated tax payments are not required again because we anticipate filing a loss for tax return purposes for the year just ended.

Jennifer Jordan: Okay.

Next question comes from Garo Toomajanian of RBC Capital Markets.

Garo Toomajanian: Thanks, a few questions for you. I was wondering if you could tell us if there have been any changes in the license model shift, meaning bookings by perpetual versus time-based or subscription license in the quarter?

Viraj Patel: The revenue split is consistent with our previous model, 50% of the revenue from time-based and 50% comes from perpetual license model.

Garo Toomajanian): Okay. One thing that Cadence reported in their call the other night was a number of significant renewals and also some competitive wins. I’m curious as to how you guys think that you’re doing competitively and if you’ve seen really any change in the customers’ buying nature since the acquisition announcement by Synopsys in December?

Dennis Heller: I think we’re doing very, very well competitively, particularly in Astro now that’s it’s been out there for a few months.

And what was the second part of your question?

Garo Toomajanian: If there’s any change in the — I guess, the customers’ buying habits since the acquisition was announced in December?

Dennis Heller: I think that customers are taking it into account. They all have their own reasons for any sort of change that they might have. But I wouldn’t say that there’s any sort of overall net effect.

Garo Toomajanian: Okay. And do you have a sense of what process geometries customers are buying for right now? Is it mainly for .13? Or are people starting to look at .10?

Dennis Heller: My observation is a lot of design is — a lot of purchases are still for .18 micron. And I think that customers are gearing up for their .13 micron flows. I think that the .10 micron wins seems to be in the mask synthesis area.

Garo Toomajanian: Okay. And lastly, can you comment on pricing in the quarter, whether discounting occurred more or less relative to your prior quarters?

Dennis Heller: Yeah, what we had observed is that our overall weighted average discount was entirely within the range of recent quarters.

Garo Toomajanian: Great, thanks a lot.

Your next question comes from Jay Vleeschhouwer of Merrill Lynch.

Jay Vleeschhouwer: Thanks, good afternoon, a few questions for you as well.

Paul, you said earlier that customers had been urging you and Synopsys to work closely together for years. And could you perhaps explain why or what had impeded your working more closely together or what would have impeded your working more closely together in the absence of a merger? So maybe just give us some background there as to what prompted those customer urgings.

Secondly, can you be a little more specific about your first quarter or overall 2002 outlook in terms of revenue growth and then a couple of follow-ups?

Paul Lo: Okay let me answer your first question. In terms of working together with Synopsys, as you know, Synopsys has a very strong position in the front end. And in terms of timing closure, they also have a very de facto standard in a lot of the interface files like a .lib file, SDC file and also the prime time correlation.

So we actually before — even before the merger we have (in sync) program and we correlate Apollo and Astro timing result with the prime time. And that’s consistent with the customers’ wishes.

And I think those need for the industry-wide corporation and also open interface has been around. And I think Synopsys and Avant! has been pretty open to that need also.

As for our outlook for Q1, the prediction is the same. We expect sequential growth quarter-to-quarter for our Q1 result both in the top line and the bottom line.

Jay Vleeschhouwer: Okay just to be clear on that, you’re expect the March quarter revenues to be above December quarter revenues?

Paul Lo: That’s correct.

Jay Vleeschhouwer: Okay. Could you talk about any pre-merger integration planning that might be going on, what sort of work is going on in that respect?

And finally on Astro, what would be a reasonable expectation for a proportion of your base to eventually upgrade to Astro? What would be a reasonable target for that?

Paul Lo: Okay in terms of the merger integration, actually we are moving slowly. Both companies decides for the months of December and January there’s only a very high level, get to know each other type of meeting. And both company operate independently.

However, I think from the initial meetings both companies find that we got great people at both sides. There’s a lot of respect and mutual admiration at many levels. So I’m personally very excited about the initial contacts.

Secondly, for the Astro momentum, earlier in the one of the conference call I think we also answer the question. At that time we expect our Apollo base at least 1/3 of that will move into Astro by the end of 2002. Now we’re feeling even more momentum. And so I’m feeling also projecting 40% of the base of Apollo will move to Astro by the end of this year.

Jay Vleeschhouwer: All right, thank you.

Paul Lo: Thank you.

Next question comes from Dennis Wassung of Adams, Harkness & Hill.

Dennis Wassung: Yes, thank you, great quarter.

Following up on to that Astro question in terms of percentage that will transition, do you have any sense for — I know Venus just began shipping, but do you have any sense for, the kind of a penetration rate for 2002 with Venus?

Paul Lo: For Venus, it’s a little bit earlier for me to project. But I’m feeling there’s a lot of positive feedback from the customers. I hope I can give you more projection after one quarter of sales of Q1.

Dennis Wassung: Okay. And on Astro again, you mentioned, I believe, 8 customers currently using it in production and 30 customers currently integrating into their process. Are those customers also buying Astro-Rail and Astro-Xtalk at this point? Or predominately your sales still coming from Mars on the analysis side?

Paul Lo: I think for the Astro-Rail and Xtalk not every customer is buying that. So I would say that the majority of the momentum is still at the Mars side, the Mars-Rail and Mars-Xtalk. But some of the key customers are seeing some improved performance in Astro-Rail. So there is quite a few customers introducing Astro because of the performance of Astro-Rail.

Dennis Wassung: Okay. And lastly, have you seen any — I guess, looking much higher view in terms of health of the industry, have you seen any changes in just the last quarter, you know, just in terms of any just shifts in terms of industry health? Or, I guess, what is your outlook for the industry and just current status out there?

Paul Lo: My personal view is that we think we are probably at the bottom. There’s some spotted optimism from customers but not across the board. So we’re still cautiously positive about the change. And I wouldn’t say we’re out of the bottom yet.

Dennis Wassung: Okay thank you.

Paul Lo: Thank you.

Operator:

At this time I would like to remind everyone, if you wish to ask a question, please press the number 1 on your telephone keypad.

Your next question comes from Janet Ramkesin of Quadra Capital.

Janet Ramkesin: Year to Year roughly a $10 million increase in software revenues. But your cost of software in the expense line actually went down.

And also with R&D, could you also shed some light as to, you know, what attributed to the increase in R&D productivity given the fact that you have so many new products? One would have assumed that your R&D spending would have been higher.

Paul Lo: Okay let me answer the question. Your first question is the cost of software?

Janet Ramkesin: Yeah.

Paul Lo: The cost of software, I think because the efficiency of the software production and we don’t necessarily need to increase the investment to sustain the business volume. And also for the whole company we actually move to lower cost and high efficiency areas for many of job functions. For example, many of our operation people in the US are actually now in Oregon instead of Silicon Valley which provides better stability and also even higher productivity among the employees.

And the second question of R&D expenses, I think we in the past two years we actually established a fairly large Asian R&D organization. In terms of R&D headcount, we see positive growth in the last two years as their productivity has improved actually very much in the year of 2001. And that’s how we’re able to sustain the current product maintenance and also attack in new market with new product development.

Janet Ramkesin: The other question that I had, and maybe this is just mechanical, could you identify who Metchem Investments is?

Viraj Patel: Metchem Investment is a company that we did private placement with July of 2000. And the one year period has expired and they can sell their shares.

Janet Ramkesin: I’m sorry, I missed the last part of what you said.

Viraj Patel: They have to hold the shares for one year, which period has expired and they’re able to sell their shares. Because those shares were privately placed, they had to hold the shares for a year.

Janet Ramkesin: And the last question that I have is that there’s been quite a few reports out there that you guys engaged in significant discounting in the current quarter. Could you comment on that?

And maybe you could shed a little more light as to, you know, in an environment where the semiconductor business is going through the worst downturn in the history of the industry, you know, how is it you’re able to deliver such fabulous results, you know, in the midst of a time of such great uncertainty? that’s being served and also from a corporate standpoint?

Paul Lo: Okay let me answer the question. I think we did some detail checking on the discounted rate for the deals in Q4. And for our average weighted discount we see a very healthy number. Actually I think for the whole industry and for many of our customers I think that Q3 actually is a even more significant, difficult quarter because of the events of September 11.

In Q4 actually I think the overall business environment is actually healthier. And we also got a lot of positive momentum after we paid the whole restitution to Cadence. And then I think the merger also reassured many of our customers in that we will have good momentum in combining together.

So I think everything I can see that at least for Avant! there is not a tremendous pressure to lower the price. And we’ve being doing well. We train our sales force to really educate on the value of our products and services to our customers. And we’ve been holding on those practice very well.

Janet Ramkesin: Thank you.

Paul Lo: Thank you.

Next question comes from Raj Seth of SG Cowen.

Raj Seth: Hi, thank you and I apologize for earlier not being able somehow to get in.

I was curious, a follow-up on the comments you made on Astro, if you’re able to talk about what your view is on the installed base of the predecessor product? How many seats are out there roughly? And to the degree that you’re able, how is Astro priced? Are there significant incentives you’re giving existing Apollo owners for Astro? And sort of generally what’s the list price for Astro?

Paul Lo: Okay I think that we have multiple thousands of copies of Apollo in production. And we’re seeing customers sometimes taking the opportunity because of the subscription licenses they're remixing Astro pretty quickly to their current work. We’re seeing a lot of customer in the process of doing that.

In terms of the pricing, I think there is some differences of Astro pricing. And also because of packaging, in order for the Apollo customer to use the full potential of Astro, they need to buy basically the full options of Apollo. And together I think that will help us to realize more booking in that product line.

Raj Seth: Can you comment on what the absolute list price is?

Paul Lo: Usually we don’t talk about the pricing.

Raj Seth: Okay thanks.

Paul Lo: Thank you.

Next question comes from Jennifer Jordan of Wells Fargo.

Jennifer Jordan: Yes, just a quick question, Paul. I was wondering if you could address a little bit what you see in the OPC market or with that tool and where you’re seeing the different types of corrective processing being used, like at what point are people using phase shifting? At what point are they using OPC?

Paul Lo: Okay, Jennifer, thank you. I may not be technical enough to answer that question. But I do believe our OPC solution has been heavily adopted by the leading foundries. My information told met that the PSM hasn’t really caught on as much as OPC. And OPC is a main revenue source in our current business.

Jennifer Jordan: Okay.

Paul Lo: Thank you.

Jennifer Jordan: Thank you.

Your next question comes from Jay Vleeschhouwer of Merrill Lynch.

Jay Vleeschhouwer: Thanks, just a follow-up on the financials. Your services revenue were down sequentially. Was that just a function of the generally weak environment for services?

And your sales and marketing expense were also lower sequentially even though total revenues and license revenues were higher. If you could explain the sales and marketing number being lower, especially was that in any way tied to bookings mix or pricing or any of those kinds of metrics? Thanks.

Viraj Patel: There is a slight decline in sequential service revenue, our service revenue actually is maintenance renewal revenue actually. It’s maintenance not necessarily services. We break our time licenses based on individual contracts. And this quarter we had a favorable mix on product verses, maintenance on time license compared to last quarter’s contract.

As far as the sequential decline in sales and marketing, I think it’s part of the rigorous cost containment we have at Avant!. It’s reduced by about $1 million. And some of its just discretionary expenses we have hold tight line on.

Jay Vleeschhouwer: Okay and then following the earlier line of questioning on the Astro upgrades, if you do in fact get to 40% of the base upgraded by the end of the year, that would suggest somewhere between, let’s say, 1000 and 2000 seats. Has there ever been a product in your history or perhaps in EDA that in its first year of release has converted that much of the base that quickly?

Paul Lo: Let me reflect. I think for one of our products, Star-RCXT, I think I saw a tremendous growth for that product in the first and the second year of the introduction also. I think because of the technology and superiority we do believe there’s a lot of momentum for Astro.

Jay Vleeschhouwer: Okay. And was our estimate on the seat count accurate?

Paul Lo: Well I think it’s pretty accurate, yeah.

Jay Vleeschhouwer: Okay. Thank you.

Paul Lo: Thank you.

Operator: Dr. Lo, at this time there are no further questions. Do you have any closing remarks?

Paul Lo: Well I’d like to thank you for attending this earning conference. We’re very pleased with the results. Thank you.

Operator: Ladies and gentlemen, thank you for attending today’s conference. You may now disconnect.

END